
Haverford Trust Securities, Inc. Exemption Report

Haverford Trust Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii),

and,

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Haverford Trust Securities, Inc.

I, Binney H.C. Wietlisbach, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Name: Binney H.C. Wietlisbach
Title: President
Date: February 5, 2016